Exhibit 99.1

Golden Star Announces Pricing of US$30 Million Offering of Common Shares

TORONTO, July 26, 2016 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") announces the pricing of US$30.0 million, or 40,000,000, of its common shares in an underwritten public offering, at a price of US$0.75 per share (the "Equity Offering"). The Company has granted the underwriters of the Equity Offering a 30-day option to purchase up to US$4.5 million, or 6,000,000 common shares, to cover over-allotments, if any, and for market stabilization purposes. The Equity Offering is expected to close on August 3, 2016, subject to customary closing conditions.

The Company intends to use the net proceeds from the Equity Offering of approximately US$28.0 million, together with the net cash proceeds from a concurrent private offering of convertible senior notes (the "Notes") of approximately US$22.7 million, to strengthen its balance sheet by retiring certain of its outstanding indebtedness, including through the repurchase of its 5.0% convertible senior unsecured debentures due June 1, 2017 in privately negotiated transactions, repayment of its secured medium term loan facility with Ecobank Ghana Limited and any remaining funds for general corporate purposes.

The offering of common shares is being made through an underwriting group led by BMO Capital Markets as sole book-running manager.

The Notes are only being offered in the United States to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") and to non-U.S. persons outside the United States in reliance on Regulation S under the U.S. Securities Act. The Notes are only being offered in Canada to accredited investors pursuant to exemptions from the prospectus requirements of applicable Canadian securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The Notes and the common shares issuable upon the conversion of the Notes have not been and will not be registered under the U.S. Securities Act and may not be offered or sold absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and in Canada will be subject to a four month restricted period from the issue date of the Notes.

The Company has applied to list the common shares to be issued pursuant to the Equity Offering and the common shares issuable upon conversion of the Notes on the Toronto Stock Exchange ("TSX") and the NYSE MKT.  For the purposes of TSX approval, the Company intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers.

The Company has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the "SEC"), and a preliminary prospectus supplement to its MJDS shelf prospectus with Canadian securities regulatory authorities in each of the provinces of Canada, other than Québec, for the Equity Offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying base shelf prospectus and the other documents that the Company has filed with the SEC and applicable Canadian securities regulatory authorities for more complete information about the Company and the Equity Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov and SEDAR at www.sedar.com. Alternatively, the Company, any underwriter or any dealer participating in the Equity Offering will arrange to send you the prospectus supplement if you request it from BMO Capital Markets, Attn: Equity Syndicate Department, 3 Times Square, New York, NY 10036, by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements include, but are not limited to, the completion of the Equity Offering; the anticipated pricing and completion of the Notes offering; the completion of the exchange; the planned use of proceeds for the Equity Offering; the planned use of proceeds from the Notes offering; and the planned reliance on the exemption set forth in Section 602.1 of the TSX Company Manual.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Please refer to the discussion of these and other factors in our Annual Information Form for the year ended December 31, 2015.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Golden Star does not undertake to update any forward-looking information and statements that are included in this press release except in accordance with applicable securities laws.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Director, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:59e 26-JUL-16